UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period: November 2007                                    File No.0-31218

Candente Resource Corporation

(Name of Registrant)

200-905 West Pender Street, Vancouver, British Columbia, Canada  V6C 1L6

(Address of principal executive offices)

1.

News Release dated November 14, 2007

2.

News Release dated November 14, 2007 (2)

3.

Interim Financial Statements for the 9-month period ended September 30, 2007

4.

MD&A for the period ended September 30, 2007

5.

Certification of CEO

6.

Certification of CFO

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.     FORM 20-F XXX                     FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 Yes _____            No XXX

.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Candente Resources Corporation

(Registrant)

Dated: November 16, 2007

/s/  Joanne Freeze

     Joanne Freeze,

     President & Director

Exhibits:

99.1

News Release dated November 14, 2007

99.2

News Release dated November 14, 2007 (2)

99.3

Interim Financial Statements for the 9-month period ended September 30, 2007

99.4

MD&A for the period ended September 30, 2007

99.5

Certification of CEO

99.6

Certification of CFO